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                                                                       EXHIBIT 1

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Wednesday November 15, 7:33 am Eastern Time
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Press Release

Global-Tech Appliances Reports Improved Second Quarter Results and Expects Positive Sales Trend to Continue for Fiscal Year

HONG KONG--(BUSINESS WIRE)--Nov. 15, 2000--Global-Tech Appliances Inc. (NYSE:
GAI - news) announced today improved net sales and earnings for the second
---   ----
quarter of fiscal 2001 ended September 30, 2000.

Net sales for the second quarter of fiscal 2001 increased 15% to $32.4 million compared to $28.2 million for the second quarter of fiscal 2000. Net income rose 14% for the second quarter of fiscal 2001 to $4.0 million, or $0.33 per share, compared to $3.5 million, or $0.29 per share, for the corresponding period in fiscal 2000. Net sales for the six months ended September 30, 2000 increased 17% to $55.1 million compared to $47.0 million in the prior year. Net income in the six months also increased 26% to $5.8 million, or $0.48 per share, compared to $4.6 million, or $0.38 per share, in the prior year. Net income in the first half of fiscal 2000 was impacted by an unusual expense of $500,000 relating to professional expenses for exploratory acquisition-related activities.

John C.K. Sham, President and Chief Executive Officer, said: "Business trends in the second quarter continued those of the first with increases in sales primarily from floor care products. Gross margins improved slightly from the first quarter due to higher volume, though we expect price pressures and higher costs in plastic resins, packaging and energy to have a continuing adverse impact for the balance of fiscal 2001. The Company plans to continue introducing new products in an effort to offset part of the anticipated lower gross margins."

Mr. Sham continued, "Our sales, being denominated in U.S. dollars, are affecting our European customers as the Euro continues to decline against the U.S. dollar. We expect the inflationary pressures in the system to be relieved in the near future by higher consumer prices, but we are working closely with those customers to take costs out of the system until the Euro stabilizes."

Mr. Sham concluded, "While we expect to be able to maintain double-digit top-line growth for the balance of the year, we will need to concentrate on further cost reductions in our traditional business while the Company continues to diversify and transform our business. We are prepared and more determined than ever to accelerate our strategy of transforming a portion of our manufacturing each year from low-value, commodity-type products to more advanced, higher-value products and new product categories. In addition, we plan to continue pursuing acquisition opportunities and other alliances that are accretive and remain focused on opportunities that could enhance shareholder value."

Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in six primary product categories: kitchen appliances; personal, beauty and health care products; garment care products; travel products and accessories; floor care products; and environmental care products. The Company's products are marketed by its customers under

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brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton
Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 (Amounts expressed in United States dollars)


                                          Three Months Ended            Six Months Ended
                                            September 30,                 September 30,
                                          2000          1999           2000           1999
                                       (unaudited)   (unaudited)    (unaudited)    (unaudited)

                                               (in thousands, except per share data)
Net sales                                $ 32,414      $ 28,229       $ 55,126       $ 46,958
Cost of goods sold                        (25,065)      (21,460)       (42,952)       (35,694)
                                         --------      --------       --------       --------
Gross profit                                7,349         6,769         12,174         11,264
Selling, general and
 administrative expenses                   (3,869)       (4,061)        (7,817)        (7,621)
Unusual item                                   --            --             --           (500)
                                         --------      --------       --------       --------
Operating income                            3,480         2,708          4,357          3,143
Other income, net                             776           916          1,734          1,628
                                         --------      --------       --------       --------
Income before income
 taxes                                      4,256         3,624          6,091          4,771
Provision for income
 taxes                                       (225)         (119)          (321)          (188)
                                         --------      --------       --------       --------
Net income                               $  4,001      $  3,505       $  5,770       $  4,583
Net income per share                     $   0.33      $   0.29       $   0.48       $   0.38
Weighted average number
 of shares outstanding                     12,133        12,095         12,133         12,095

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                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Amounts expressed in United States dollars)

                                                              September 30,              March 31,
                                                                  2000                     2000
                                                               (unaudited)               (audited)
                                                                           (in thousands)
     ASSETS
Current assets:
  Cash and cash equivalents                                   $    31,561             $    53,647
  Investment in U.S. marketable securities                         22,335                  20,278
  Accounts receivable, net                                         13,433                   7,167
  Deposits prepayments & other assets                               9,054                   3,364
  Inventories, net                                                 22,939                  18,160
                                                              -----------             -----------
    Total current assets                                           99,322                 102,616

Property, plant and equipment                                      32,137                  29,305
Construction-in-progress                                            4,743                   7,320
Patents                                                                14                      14
Loan to a director                                                    461                     461
                                                              -----------             -----------
    Total assets                                              $   136,677             $   139,716


      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term bank borrowings                                  $        --             $         2
  Current portion of long-term bank loans                             483                   1,063
  Accounts payable                                                 15,922                   8,734
  Advance payments from customers                                     171                      71
  Accrued expenses                                                  3,498                   3,029
  Income tax provision                                              2,826                   2,505
                                                              -----------             -----------
    Total current liabilities                                      22,900                  15,404

Long-term bank loans                                                1,407                   1,407
Deferred income taxes                                                  --                      --
                                                              -----------             -----------
    Total liabilities                                              24,307                  16,811

Shareholders' equity:
  Preferred stock, par value $0.01; 1,000,000
   shares authorized, no shares issued                                 --                      --
  Common stock, par value $0.01; 50,000,000
   shares authorized; 12,830,000 shares issued;
   12,136,103 shares outstanding as of
   September 30, 2000; 12,126,101 shares
   outstanding as of March 31, 2000                                   128                     128
  Additional paid-in capital                                       81,662                  81,662
  Retained earnings                                                35,577                  46,237
  Accumulated other comprehensive deficit                            (346)                   (346)
                                                              -----------             -----------
                                                                  117,021                 127,663
  Less: Treasury stock, at cost, 693,897 shares
   as of September 30, 2000; 703,899 shares as
   of March 31, 2000                                               (4,651)                 (4,758)

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
    Total shareholders' equity                                    112,370                 122,905
    Total liabilities and shareholders'
     equity                                                   $   136,677             $   139,716

Contact:
  Global-Tech USA, Inc.
  Brian Yuen
  Tel.: 212-683-3320
  Web Page: http://www.businesswire.com/cnn/gai.shtml
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